K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

December 12, 2016

VIA EDGAR

Ms. Alison T. White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NuShares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. White:

On behalf of our client, NuShares ETF Trust (the “Trust”), we are responding to Staff comments we received over the phone on November 9 and 10, 2016, regarding the Trust’s Post-Effective Amendment No. 3, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 28, 2016, for the purpose of registering shares of the NuShares ESG Large-Cap Growth ETF, NuShares ESG Large-Cap Value ETF, NuShares ESG Mid-Cap Growth ETF, NuShares ESG Mid-Cap Value ETF, and NuShares ESG Small-Cap ETF (each, a “Fund” and, collectively, the “Funds”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please update the Edgar class and series identifiers with the appropriate ticker when available.

Response: The requested change has been made.

2.	Comment: Please provide a copy of each Fund’s index methodology prior to the filing’s effective date.

Response: We provided a copy of the index methodology related to each Fund’s underlying index to the SEC staff via e-mail on December 5, 2016.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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December 12, 2016

3.	Comment: Given that each Fund’s underlying Index includes “TIAA” in its name, please describe to what extent TIAA picks the constituents of the Index. How much input does the Adviser or Sub-Adviser have on an ongoing basis as to the Index constituents? And is this input used to make changes to the Index or otherwise?

Response: As set forth in each Fund’s principal investment strategy, MSCI is the index provider for each Fund’s underlying Index as well as its Base Index. MSCI owns, calculates, and controls, in its sole discretion, each Index. The Sub-Adviser, an affiliate of TIAA, assisted in the development of the ESG criteria used within each Index methodology, and TIAA licensed its name to MSCI for use in the name of each Index, but neither TIAA nor the Sub-Adviser has the authority to change the Funds’ Index methodologies.

4.	Comment: Could the sponsor, based on its creation and ownership of the underlying index methodology, know most or all of the identities and weightings of the Index constituents?

Response: As noted in our response to Comment 3, none of TIAA, the Adviser, or the Sub-Adviser owns, calculates or controls any Index or Base Index.

5.	Comment: Upon which aspect of the ETF exemptive order does the Fund rely: self-indexing or regular indexing? If not self-indexing, please provide the basis as to why the Trust believes it is not self-indexing.

Response: As noted in our response to Comment 3, MSCI is the index provider for each Fund’s underlying Index as well as its Base Index, and MSCI owns, calculates, and controls, in its sole discretion, each Index. Accordingly, the Fund relies on the regular indexing aspect of its ETF exemptive relief and is not self-indexing.

6.	Comment: Is the index provider paid a fee for its services?

Response: Yes, the index provider, MSCI, receives a licensing fee.

7.	Comment: Please describe in plain English how and by whom the Base Index is determined, how the Base Index is modified to create the Index, and when the ESG criteria is applied. Please also clarify whether ESG criteria is or was initially determined by the Sub-Adviser.

Response: We have revised the “Principal Investment Strategies” section to describe, in plain English, that (i) MSCI, in its sole discretion, controls each Base Index as well as each Index, and (ii) each Base Index is modified by ESG criteria (based on ESG performance data collected by MSCI ESG Research, Inc.) to create each Index. As noted in our response to Comment 3, the Sub-Adviser initially helped develop the ESG criteria used by the Index methodologies and licenses its name to MSCI for use in each Index, but MSCI now has sole discretion with respect to the methodology, constituents, and calculation of each Index. We have revised the language in the “Principal Investment Strategies” section to clarify that neither TIAA nor the Sub-Adviser have any discretion to select Index components or change the Index methodology.

December 12, 2016

8.	Comment: The Staff notes that “[t]he highest ranked companies in each sector are identified as eligible for inclusion in the Index until such point that the aggregate weight of companies in the sector approaches 50% of the market cap of such sector in the Base Index.” Please consider including an example explaining how this works.

Response: We have added the following example:

For example, if the market capitalization of all consumer discretionary sector companies included in the Base Index totals $200 million, then the Index would screen these consumer discretionary sector companies, rank them based on ESG performance scores, and add the highest scoring companies to the Index until such point that their combined total market capitalization reaches $100 million.

9.	Comment: Please clarify in the final Prospectus what is meant by “carbon-based thresholds.”

Response: We have made the requested change.

10.	Comment: The Staff notes that the Fund may employ a replication strategy or a representative sampling strategy. Please specify which strategy the Fund will employ.

Response: We have revised the appropriate disclosure to specify that each Fund will employ a replication strategy.

11.	Comment: Please revise each Fund’s 80% policy to comply with Rule 35d-1 with respect to the inclusion of “ESG” in each Fund’s name.

Response: Although we do not believe that securities which satisfy certain ESG criteria are a “particular type of investment” under Rule 35d-1, we have revised each Fund’s 80% Name Rule policy as follows:

Under normal market conditions, the Fund invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in component securities of the Index ~~equity securities of [large/mid/small]-capitalization companies~~. In addition, under normal market conditions, the Fund invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in the securities of [large-/mid-/small-] capitalization companies.

We believe this policy complies with the SEC Staff’s interpretation of Rule 35d-1 because each Index is comprised solely of companies that meet the ESG criteria.

12.	Comment: With respect to the NuShares ESG Large-Cap Growth ETF and NuShares ESG Large-Cap Value ETF, please disclose the basis for the determination that “companies ranked from 1 to 450 by market capitalization in the Base Index” constitute large-capitalization companies. With respect to the NuShares ESG Mid-Cap Growth ETF and NuShares ESG Mid-Cap Value ETF, please disclose the basis for the determination that “companies ranked from 301 to 750 by market capitalization in the Base Index” constitute mid-capitalization companies. With respect to the NuShares ESG Small-Cap ETF, please disclose the basis for the determination that “companies ranked from 751 to 1,750 by market capitalization in the Base Index” constitute small-capitalization companies.

December 12, 2016

Response: We have revised the principal investment strategy for each Fund to reflect that “[Large-/Mid-/Small-]capitalization companies are defined as companies that fall in the range of companies included in the MSCI USA [Large/Mid/Small] Cap Index as of the last business day of the month in which its most recent reconstitution was completed.” In addition, we have included the float-adjusted market capitalization range for each MSCI USA [Large/Mid/Small] Cap Index as of November 30, 2016 as well as the average market capitalization for companies in this range.

13.	Comment: Please disclose the frequency with which the Fund will be rebalanced.

Response: The Funds will rebalance quarterly. The requested change has been made.

14.	Comment: The Staff notes that each Fund’s principal investment strategy refers to the Fund’s ability to “invest up to 20% of its assets in securities and other instruments not included in the Index (including derivatives, other investment companies, including other exchange-traded funds (“ETFs”), and cash and cash equivalents) which the Fund’s sub-adviser believes will help the Fund track the Index.” If these investments are principal investment strategies of the Fund, please include the corresponding principal risk disclosure for these investments.

Response: The Fund’s ability to invest up to 20% of its assets in securities and other instruments not included in the Index is a non-principal investment strategy of the Fund, and the sentence referenced above has been moved to the back half of the Prospectus under “Additional Detail About the Fund’s Strategy, Holdings and Risks — Portfolio Holdings.” Accordingly, we have not included corresponding risk descriptions as principal risks of the Funds.

15.	Comment: Please advise whether the securities underlying the Fund are traded outside of the collateralized settlement system. If so, the Staff may have further comments.

Response: The Trust confirms that each Fund’s investments will not be traded outside of a collateralized settlement system.

16.	Comment: Please disclose how derivatives will be valued for purposes of the Fund’s 80% policy.

Response: For purposes of each Fund’s 80% Name Rule policy, eligible derivatives will be valued at fair value or market value and not notional value. Disclosure to this effect has been added to the “Investment Objectives and Principal Investment Strategies” sub-section in “Section 2: Additional Detail About the Funds’ Strategies, Holdings and Risks.”

17.	Comment: The Staff notes that, in the “Derivatives” description under the “Non-Principal Strategies” section, each “Fund may use derivatives for a variety of reasons to help the Fund track its Index, including … to manage the effective duration of the Fund’s portfolio.” Is “effective duration” applicable to equity funds? Please advise or revise.

Response: The reference to “effective duration” is not applicable to the Funds and has been deleted.

December 12, 2016

18.	Comment: Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response: The current description of IOPV under “Share Trading Prices” states that “The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best valuation of the current portfolio.” The Trust believes that this indicates clearly the limitations of the IOPV’s worth as an indicator of current market value of ETF shares. Further, the Trust does not consider this a principal risk of the Fund.

SAI

19.	Comment: Under the “Sub-Adviser” description in the “Service Providers” section, please disclose the rate of the Sub-Adviser’s fee.

Response: Item 19(a) of Form N-1A specifically requires fee disclosure for affiliated investment advisers to be aggregated. Because the rate of the Adviser’s fee is disclosed and the Sub-Adviser is an affiliate of the Adviser, the Registrant believes the current disclosure complies with the requirements of Form N-1A; however, per the Staff’s request, the Registrant has disclosed the rate of the Sub-Adviser’s fee separately from that of the Adviser.

20.	Comment: Under the “Structure of Compensation for the Portfolio Managers” description in the “Service Providers—Portfolio Managers” section, please explain what is a “cliff-vesting cycle” and define all capitalize terms not otherwise defined, including “Active Risk” and “Information Ratio.” Please also clarify what is meant by a “portfolio manager’s mandate.” In addition, disclose the benchmarks for the portfolio managers’ bonuses.

Response: We have replaced the above-referenced section of the SAI with the following:

The Funds’ portfolio managers are compensated through a combination of base salary, annual performance awards, and long-term compensation awards. The variable component of a portfolio manager’s compensation consists of (1) a current year cash bonus and (2) a long-term performance award, which vests three years after receipt. The variable component is calculated based upon the ability of the portfolio managers to track the performance of the Index as well as manager/peer reviews. Fifty percent (50%) of the long-term award is based on the Fund’s performance during the 3-year vesting period and the remainder of the long-term award is based on the performance of the TIAA organization as a whole.

Once total compensation is calculated, it is then compared to the compensation data obtained from surveys that include comparable investment firms. It should be noted that the total compensation can be increased or decreased based on the performance of the equity group as a unit and the relative success of the TIAA organization in achieving its financial and operational objectives.

December 12, 2016

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.